                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                            ______________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No._____)/1/


                       Integrated Circuit Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  45811K 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

                              __________________

                              Page 1 of 27 Pages

______________
 /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                              ----------------------------
  CUSIP No. 4581                  13G             Page 2 of 27 Pages
--------------------                              ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BAIN CAPITAL FUND VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          19,998,137 (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          19,998,137 (see Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      19,998,137 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      30.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

--------------------                                   -----------------------
  CUSIP No. 4581                  13G                  Page 3 of 27 Pages
--------------------                                   -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BAIN CAPITAL PARTNERS VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             19,998,137 (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          19,998,137 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      19,998,137 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      30.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      PN
------------------------------------------------------------------------------

-------------------                                       --------------------
  CUSIP No. 4581                    13G                    Page 4 of 27 Pages
-------------------                                       --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BAIN CAPITAL INVESTORS VI, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             19,998,137 (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          19,998,137 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      19,998,137 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      30.97%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      CO
------------------------------------------------------------------------------

---------------------                                   ----------------------
  CUSIP No. 4581                      13G                 Page 5 of 27 Pages
---------------------                                   ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BCIP ASSOCIATES II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          3,835,340 (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          3,835,340 (see Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,835,340 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.94%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

--------------------                                      --------------------
  CUSIP No. 4581                          13G             Page 6 of 27 Pages
--------------------                                      --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BCIP ASSOCIATES II-B
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5
                          551,186 (see Item 4)
       SHARES      -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH          7
                          551,186 (see Item 4)
    REPORTING      -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      PERSON         8

       WITH
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      551,186 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.85%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

-------------------                                       --------------------
  CUSIP No. 4581                          13G             Page 7 of 27 Pages
-------------------                                       --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BCIP ASSOCIATES II-C
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       5
                          1,058,730 (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH          7
                          1,058,730 (see Item 4)
    REPORTING      -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      PERSON         8

       WITH
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,058,730 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      1.64%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

--------------------                                   ------------------------
  CUSIP No. 4581                    13G                Page 8 of 27 Pages
--------------------                                   ------------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BCIP TRUST ASSOCIATES II
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,390,455 (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,390,455 (see Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,390,455 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      2.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

-------------------                                    -----------------------
  CUSIP No. 4581                    13G                Page 9 of 27 Pages
-------------------                                    -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BCIP TRUST ASSOCIATES II-B
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          385,284 (see Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          385,284 (see Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      385,284 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      0.60%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

--------------------                                  ------------------------
  CUSIP No.  4581                  13G                Page 10 of 27 Pages
--------------------                                  ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BAIN CAPITAL, INC.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
    NUMBER OF        5

      SHARES        -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             7,220,995 (see Item 4)
                    -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                    -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               7,220,995 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,220,995 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      CO
------------------------------------------------------------------------------

-----------------                                      -----------------------
  CUSIP No. 4581                  13G                  Page 11 of 27 Pages
-----------------                                      -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      PEP INVESTMENTS PTY LIMITED
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      New South Wales, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
   NUMBER OF         5
                          66,661 (see Item 4)
     SHARES        ------------------------------------------------------
                          SHARED VOTING POWER
  BENEFICIALLY       6

    OWNED BY       ------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      EACH           7
                          66,661 (see Item 4)
   REPORTING      -------------------------------------------------------
                          SHARED DISPOSITIVE POWER
     PERSON          8

      WITH
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      66,661 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.10%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      OO

--------------------                                   -----------------------
  CUSIP No. 4581                    13G                Page 12 of 27 Pages
--------------------                                   -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      W. MITT ROMNEY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             27,219,132 (see Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          27,219,132 (see Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      27,219,132 (see Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      42.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13G


Item 1(a).      Name of Issuer:

          Integrated Circuit Systems, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

          2435 Boulevard of the Generals
          Norristown, PA  19403

Item 2(a).      Name of Person Filing:

                This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

          (i) Bain Capital Fund VI, L.P. ("BCF VI"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock"), of the Issuer;

          (ii) Bain Capital Partners VI, L.P. ("BCP VI"), a Delaware limited partnership, as the sole general partner of BCF VI;

          (iii) Bain Capital Investors VI, Inc. ("BCI VI Inc."), a Delaware corporation, as the sole general partner of BCP VI;

          (iv) BCIP Associates II ("BCIP II"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

          (v) BCIP Associates II-B ("BCIP II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

          (vi) BCIP Associates II-C ("BCIP II-C"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

                              Page 13 of 27 Pages

          (vii) BCIP Trust Associates II ("BCIPT II"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

          (viii) BCIP Trust Associates II-B ("BCIPT II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

          (ix) Bain Capital, Inc. ("BCI"), a Delaware corporation, as the managing general partner of BCIP II, BCIP II-B, BCIP II-C, BCIPT II and BCIPT II-B;

          (x) PEP Investments Pty Limited ("PEP"), a New South Wales limited company, by virtue of its direct beneficial ownership of shares of Common Stock; and

          (xi) W. Mitt Romney ("Mr. Romney"), an individual, as the sole shareholder, Chairman, Chief Executive Officer and President of BCI and BCP VI Inc.

                 BCF VI, BCIP II, BCIP II-B, BCIP II-C, BCIPT II, BCIPT II-B and PEP are collectively referred herein as the "Bain Investors." The Bain Investors, BCP VI, BCI VI Inc., BCI and Mr. Romney are collectively referred herein as the "Reporting Persons." The Reporting Persons have entered into a (1) Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act and (2) Power of Attorney, a copy of which is filed with this statement as Exhibit B (which is incorporated herein by reference).

                 The Reporting Persons may be deemed to constitute a "group purposes of Section 13(d)(3) of the Exchange Act as a result of the association with BCI, a management company. In general, the Bain Investors acquire and dispose of an issuer's securities on the same terms and conditions and dispose of such securities in the same proportion. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

                              Page 14 of 27 Pages

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of each of the Reporting Persons, other than PEP, is c/o Bain Capital, Inc., Two Copley Place, Boston, MA 02116. The principal business address of PEP is Level 34 The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.


Item 2(c).     Citizenship:

               Each of the Bain Investors, other than PEP, and BCP VI is a partnership organized under the laws of the State of Delaware. Each of BCI VI Inc. and BCI is a corporation organized under the laws of the State of Delaware. Mr. Romney is a citizen of the United States. PEP is a New South Wales Australia limited company.

Item 2(d).     Title of Class of Securities:

          Common Stock, par value $0.01 per share.

Item 2(e).     CUSIP No.:

          45811K 20 8

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is:

          (a) [_] a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
          (b)  [_]  a bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c);
          (c) [_] an insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
          (d) [_] an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
          (e) [_] an investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);
          (f) [_] an employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

                              Page 15 of 27 Pages

          (g) [_] a parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);
          (h)  [_]  a savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)  [_]  a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
          (j)  [_]  a Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

          Not applicable.

Item 4.   Ownership.

          (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 2000, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

          (i) As of the date hereof, BCF VI has the sole power to vote and to dispose of 19,998,137 shares of Common Stock currently held by BCF VI, constituting approximately 30.97% of the outstanding Common Stock issued and outstanding as of February 12, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (the "Quarterly Report").

          (ii) BCP VI, as the sole general partner of BCF VI, may be deemed to share voting and dispositive power with respect to 19,998,137 shares of Common Stock currently held by BCF VI, representing approximately 30.97% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by BCP VI shall not be construed as an admission that BCP VI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI.

         (iii) BCI VI Inc., as the sole general partner of BCP VI, may be deemed to share voting and dispositive

                              Page 16 of 27 Pages
                power with respect to 19,998,137 shares of Common Stock currently held by BCP VI, representing approximately 30.97% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by BCI VI Inc. shall not be construed as an admission that BCI VI Inc. is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCP VI.

         (iv) As of the date hereof, BCIP II beneficially owns 3,835,340 shares of Common Stock, representing approximately 5.94% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIP II has sole voting and sole dispositive power with respect to such shares.

          (v) As of the date hereof, BCIP II-B beneficially owns 551,186 shares of Common Stock, representing approximately 0.85% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIP II-B has sole voting and sole dispositive power with respect to such shares.

         (vi) As of the date hereof, BCIP II-C beneficially owns 1,058,730 shares of Common Stock, representing approximately 1.64% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIP II-C has sole voting and sole dispositive power with respect to such shares.

        (vii) As of the date hereof, BCIPT II beneficially owns 1,390,455 shares of Common Stock, representing approximately 2.15% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIPT II has sole voting and sole dispositive power with respect to such shares.

       (viii) As of the date hereof, BCIPT II-B beneficially owns 385,284 shares of Common Stock, representing approximately 0.60% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIPT II-B has sole voting and sole dispositive power with respect to such shares.

                              Page 17 of 27 Pages

         (ix) BCI, as the sole general partner of BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C, may be deemed to share voting and dispositive power with respect to 7,220,995 shares of Common Stock currently held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C, representing approximately 11.18% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by BCI shall not be construed as an admission that BCI is, for the purpose of
               Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C.

          (x) As of the date hereof, PEP beneficially owns 66,661 shares of Common Stock, representing approximately 0.10% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. PEP has sole voting and sole dispositive power with respect to such shares.

         (xi) Mr. Romney may be deemed to share voting and dispositive power with respect to: (A) 7,220,995 shares of Common Stock currently held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C, in his capacity as sole shareholder of BCI, representing approximately 11.18% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report; and (B) 19,998,137 shares of Common Stock currently held by BCP VI, in his capacity as sole shareholder of BCI VI Inc., representing approximately 30.97% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. In total, these shares of Common Stock constitute approximately 42.15% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this Statement by Mr. Romney shall not be construed as an admission that Mr. Romney is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B, BCIP II-C and BCP VI.

Item 5.   Ownership of Five Percent or Less of a Class.

                              Page 18 of 27 Pages

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.

                              Page 19 of 27 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2001

                              BAIN CAPITAL FUND VI, L.P.

                              By:  Bain Capital Partners VI, L.P.,
                                 its General Partner

                              By:  Bain Capital Investors VI, Inc.,
                                 its General Partner

                              By: /s/ Dennis M. Myers
                                  ---------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


                              BAIN CAPITAL PARTNERS VI, L.P.

                              By:  Bain Capital Investors VI, Inc.,
                                 its General Partner

                              By: /s/ Dennis M. Myers
                                  ---------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact


                              BAIN CAPITAL INVESTORS VI, INC.

                              By: /s/ Dennis M. Myers
                                  ---------------------------------------
                                  Name:  Dennis M. Myers
                                  Title: Attorney-in-Fact

                              Page 20 of 27 Pages

                                   BCIP ASSOCIATES II
                                   BCIP TRUST ASSOCIATES II
                                   BCIP ASSOCIATES II-B
                                   BCIP TRUST ASSOCIATES II-B
                                   BCIP ASSOCIATES II-C

                                   By:  Bain Capital, Inc.,
                                      their Managing General Partner

                                   By: /s/ Dennis M. Myers
                                       ---------------------------------
                                       Name:  Dennis M. Myers
                                       Title: Attorney-in-Fact


                                   BAIN CAPITAL, INC.

                                   By: /s/ Dennis M. Myers
                                       ----------------------------------
                                       Name:  Dennis M. Myers
                                       Title: Attorney-in-Fact


                                   PEP INVESTMENTS PTY LIMITED

                                   By:  Bain Capital, Inc.,
                                      its Attorney-in-Fact

                                   By: /s/ Dennis M. Myers
                                       -----------------------------------
                                       Name:  Dennis M. Myers
                                       Title: Attorney-in-Fact


                                      /s/ W. Mitt Romney
                                   ________________________________________
                                                W. Mitt Romney

                              Page 21 of 27 Pages